Exhibit 99.1

Bragg Gaming Group to Release Second Quarter 2026 Results on August 13

Toronto, August 4, 2026, /CNW/ - Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, today confirmed that it will release its second quarter 2026 financial results prior to the opening of the financial markets on Thursday, August 13, 2026. The release will be followed by a conference call at 8:30 a.m. Eastern Time, during which Bragg Chief Executive Officer, Matevž Mazij, and Chief Financial Officer, Robbie Bressler, will discuss the Company’s financial results and provide a business update.

To join the live call by telephone, please use the below dial-in information:

Participant Dial-In Numbers

International / United States Toll: +1 626 884 3620

United States Toll-Free: +1 833 461 5787

Canada Toll-Free: +1 833 769 6440

Canada Toll: +1 365 657 4084

United Kingdom Toll: +44 117 389 0104

United Kingdom Toll-Free: +44 808 196 8935

Conference ID: 781376648

The call will also be broadcast live and archived on the Company's website in the Investors section here.

About Bragg Gaming Group

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

●	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios
●	fuze™: Real-time behavioural intelligence that maps player journeys to reduce churn and maximize lifetime value.

●	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses
●	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Join bragg on LinkedIn

For further information:

Robbie Bressler
Chief Financial Officer
Bragg Gaming Group Inc.
investors@bragg.group

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